Lyn Shenk                                                                                                March 25, 2011
Branch Chief
United States Security and Exchange Commission CF/AD5
100 F Street, NE
Washington, D.C. 20549-3561

RE:          John Wiley & Sons Inc.
Form 10-K; For the Year Ended April 30, 2010
File Number: 001-11507

Dear Mr. Shenk:

This letter sets forth the responses of the management of John Wiley & Sons Inc. (the “Company” or “JWS”) to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated February 22, 2011.

Management acknowledges that we are responsible for the adequacy and accuracy of the disclosures in the filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

The Company’s responses are set forth below. The response numbers correspond to the numbers presented in the staff’s letter.

Management’s Discussion and Analysis of Business, Financial Condition and Results of Operations

Results of Operations, page 20

1.
Please revise your MD&A disclosure to quantify the financial impact of all material factors that are identified as contributors to the fluctuations in your consolidated and segment results. In addition, quantify the impact of those factors that have resulted in fluctuations in your “shared service and administrative costs.”

The Company enhanced its MD&A disclosure to include the quantification of all material factors beginning with the third quarter Form 10-Q filed on March 14, 2011.

2.
We note your disclosure that foreign currency transaction losses for fiscal year 2010 were primarily due to the revaluation of U.S. dollar cash balances held by your non-U.S. locations. We also note that you state here, as well as in Note 14 to your financial statements for the quarterly period ended October 31, 2010, that the foreign currency losses did not represent an economic loss to your company, since the cash was held in U.S. dollars. However, given that (i) the U.S. dollar does not appear to be your functional currency in the countries where this cash is held and (ii) per Note 10 to your financial statements for fiscal year 2010, you intend to continue to reinvest earnings outside of the U.S. for the foreseeable future, it is not clear to us how you have concluded that the fiscal year 2010 foreign currency losses did not represent an economic loss. Alternatively, remove the conclusion from your disclosure, if appropriate. Provide your proposed expanded disclosure as part of your response.

The Company’s U.K. subsidiary operates with the Pound Sterling as its functional currency. However, the subsidiary sells their products in multiple currencies including U.S. dollars, Pound Sterling and Euros. In anticipation of a tax free remittance to the U.S. parent company, management instructed the U.K. subsidiary to retain approximately $70 million of their excess cash balance in U.S. dollars. The remittance to the U.S. parent company happened within three months from the time of the request. Given that the U.K. subsidiary held dollars to hedge against an economic loss in U.S. dollars and on the anticipation of distribution, we believed that we did not experience an economic loss.

We realize that the remittance of foreign earnings on a tax free basis is not clear within Note #10 covering the reinvestment of earnings outside of the U.S. for the foreseeable future. Therefore the Company will modify the description of its policy to clarify that the Company intends to reinvest earnings which are not distributable to the U.S. on a tax free basis for the foreseeable future, beginning with the Form 10-K filing for the year ended April 30, 2011. We have also removed the Company’s conclusion regarding the economic loss, as requested, beginning with the third quarter Form 10-Q filed on March 14, 2011.

Fiscal Year 2010 Segment Results, Page 21

3.
We note that in connection with your discussion of each segments results, you provide detailed updates regarding (I) changes in each segments underlying business, (II) trends affecting each segment, (III) initiatives being implemented or expected to take effect in the near future (e.g., expected product launches), and (IV) additions, divestitures and/or changes to specific titles offered by each segment. However, you oftentimes do not quantify or discuss the financial impact that those trends, changes in the underlying business, and/or changes in title offerings have had on segment results. In addition, we note that for each segment, you identify (A) offsetting increases and decreases in the amount of revenue recognized for each material revenue stream and/or (B) the percentage by which specific categories of revenue fluctuated. However, you oftentimes do not quantify the amount of revenue that was attributable to those various revenue streams and/or revenue categories for each of your comparable reporting periods. Furthermore, we note that you generally do not separately quantify the impact that changes in price and volume have had on your segments’ revenues and costs and/or specific classifications of the revenue and costs included therein. Finally, we note that you do not quantify, discuss, or analyze segment costs or the material components thereof. Based upon the observations noted above, we believe your disclosure regarding segments results could be enhanced and made significantly more user friendly and clear by:

•
utilizing tables to quantify the amount of revenue generated by each of the material revenue streams and/or revenue classifications identified for your segments for each of the comparable reporting periods addressed in md&a;

•
revising the narrative discussion of your segments’ revenues to focus on the underlying factors and/or trends that have resulted in material changes in any of the revenue amounts presented in the tables suggested above;

•	utilizing tables to identify, quantify, and present the material costs incurred by each segment for each of your comparable reporting periods;
•	discussing and analyzing costs and expenses directly, rather than discussing them solely in the context of operating income;
•	quantifying and analyzing the impact that changes in price and/or volume have had on the revenues and expenses recognized by each reportable segment;
•
ensuring that all other individually material factors to which variances in accounts are attributed are qualified and analyzed – utilizing tables to list, quantify and sum the those factors, when appropriate.

•
providing a narrative discussion that analyzed the underlying business, industry, and/or economic reasons for any material changes in the costs and/or other factors presented in the tables suggested above;

•
discussing changes in your segments’ direct contribution margin percentage, when those changes are material (e.g., the increase realized by your Higher Education segment in fiscal year 2010) and the underlying reasons for such changes are not evident based upon your expanded discussion of segment revenue and segment costs; and

•
quantifying the financial impact of other trends, business changes, and initiatives, while considering the inclusion of other general segment update information (e.g., your description of the Wiley Online Library and your identification of “key new contracts”) in an executive overview section or as part of your description of core businesses, as appropriate.

We believe that that aforementioned revisions to your disclosure will (i) result in a more comprehensive analysis of your segments’ results, (ii) provide for the qualification of additional amounts that we believe are material to the understanding of your segments’ results, (iii) provide additional context with regard to amounts that you currently quantify, (iv) enhance the overall presentation of your MD&A, and (v) refocus your discussion of segment results on items that have has a financial impact, and the underlying reasons there for, while allowing for the relocation of certain non-financial information to other more appropriate areas of your filing. As such, please revise your disclosure to provide the information addressed in each bullet point, as applicable.

In order to address the above we have provided the following responses by bullet point below:

•
utilizing tables to quantify the amount of revenue generated by each of the material revenue streams and/or revenue classifications identified for your segments for each of the comparable reporting periods addressed in md&a

The Company will comply with the above request in all future 10K filings beginning with the annual filings for the year ended April 30, 2011. The following is an example how we will tabulate revenue for business segments (in thousands):

Scientific, Technical Medical and Scholastic
Total
Favorable
	Fiscal Year	Fiscal Year	(Unfavorable)
	2011	2010	Variance

Journal Subscriptions	$ x,xxx	$ xxx	$ xxx
Books	xxx	xxx	(xxx)
Other Publishing Income	xxx	xxx	xxx
Total revenue	$ x,xxx	$ x,xxx	$ xxx

Professional Trade
Total
Favorable
	Fiscal Year	Fiscal Year	(Unfavorable)
	2011	2010	Variance

Books	$ xxx	$ xxx	$ xxx
Other Publishing Income	xxx	xxx	(xxx)
Total revenue	$ x,xxx	$ x,xxx	$ xxx

Higher Education
Total
Favorable
	Fiscal Year	Fiscal Year	(Unfavorable)
	2011	2010	Variance

Books	$ x,xxx	$ xxx	$ xxx
Other Publishing Income	xxx	xxx	(xxx)
Total revenue	$ x,xxx	$ x,xxx	$ xxx

•
revising the narrative discussion of your segments’ revenues to focus on the underlying factors and/or trends that have resulted in material changes in any of the revenue amounts presented in the tables suggested above;

The Company’s two primary product formats are Books and Journals (periodicals).  The Company’s book customers are mainly intermediaries (national book stores, wholesalers and warehouse clubs) who then market and sell books to the ultimate consumer. Journals are sold through subscriptions principally to corporate, academic, government, and public libraries and to a lesser extent, individual professionals.

The Impact of Factors and Trends

Books:
The volume of books sold to our customers (intermediaries) in a reporting period is driven by many factors including external factors such as seasonal cycles, overall economic conditions, university enrollments, timing of new editions (referred to as “front list” publications in the industry), popularity of our titles and customer ordering patterns based upon their inventory management practices. While seasonal effects and economic conditions are known to some degree and affect a wide group of customers in a similar way, it is not always apparent to the Company or in the marketplace why customers' ordering patterns may change from period-to-period. In some cases we gain insight into ordering patterns directly from our customers.  Given the concentration of our book sales to a handful of large customers, any statement we may make regarding the drivers of unit volumes beyond macro factors such as seasonal swings and economic factors could reasonably be attributed directly to our largest customers. In doing so, we believe we could compromise our relationship with those customers by disclosing confidential  changes in their inventory management practices in the course of discussion of our own performance.

In our Company filings, when the factors or trends affecting the Company’s book revenue were apparent, we have disclosed these factors. For example, some of the factors previously disclosed by the Company include the recent introduction of ebook readers; the publishing of a unusually high number of new titles (‘front list” publications); the recent bankruptcy announcement of Borders; a planned delay in the government adoption of a new secondary school curriculum in Australia; and changes in higher education student enrollment patterns.

Journals:
Licenses to journal subscriptions are principally negotiated annually with academic, corporate, government and public libraries (“institutional libraries”) around the world for the delivery of journals published within a calendar year. Most subscription contracts are for multiple journals within a field of interest such as Life Sciences, Medicine, Physical Science and Engineering, Professional, Social Sciences and Humanities. The drivers of subscription revenue are the amount of funds made available to each global institutional library and the customer’s decision as to how to allocate the available funds among its various suppliers of information services. As with books, these decisions are often customer-specific. In prior filings the Company has identified underlying factors and trends when they represent a significant portion of the comparative variance. Some of those qualitative factors include new business, higher license values, publishing schedule variations, subscription renewal timing and macroeconomic conditions affecting a large segment of the market.

The Company will provide a narrative discussion for each of the revenue categories identified in the tables in the prior bullet of the underlying trends and factors when they are identifiable and non-specific to a customer. So as not to compromise our existing customer relationships we will not disclose customer specific issues unless they are triggered by an event that is publicly disclosed.

•	utilizing tables to identify, quantify, and present the material costs incurred by each segment for each of your comparable reporting periods;

•	discussing and analyzing costs and expenses directly, rather than discussing them solely in the context of operating income;

Senior management of the Company measures and monitors business segment performance based upon revenue and operating income. These measurements also provide the basis for the Board of Director’s approved annual and long term incentive targets for the Company. In analyzing operating income management further breaks down operating income performance by gross profit and direct expenses. To the extent either gross profit or direct costs are affecting the operating income comparison to the prior period the Company will identify and quantify such items in all future filings.

•	quantifying and analyzing the impact that changes in price and/or volume have had on the revenues and expenses recognized by each reportable segment;

•
ensuring that all other individually material factors to which variances in accounts are attributed are qualified and analyzed – utilizing tables to list, quantify and sum the those factors, when appropriate.

•
providing a narrative discussion that analyzed the underlying business, industry, and/or economic reasons for any material changes in the costs and/or other factors presented in the tables suggested above;

The Company will provide the quantification of price variations on journal subscription revenue and direct expense when they are separable, relevant and material to understanding the comparison to prior periods. Price and volume variations on book revenue are not key performance indicators for management for the reasons noted in our discussion below.

Revenue

Books:
Book volume variations are not a relevant measure of book revenue due to the lack of a standardized product. Likewise, book price variations in the publishing industry are typically not as useful as understanding how new front list publications affect results within a period.  Publicity obtained by the company through best seller lists, literary awards and media coverage also affect revenue. However, this effect is not measurable. The Company will provide a quantitative analysis of new front list publications as well as other material factors when it is relevant to understanding the period variances, as requested.

Journals:
Subscription price variances within the journal business are more relevant than the book business as is the effect of foreign exchange. The Company will include a quantitative analysis of license values, subscription renewal experience, new business and foreign exchange variations when they are relevant to understanding the variance in period results, as requested.

Expenses

Cost of Sales:
The Company measures and compares cost of sales variations in each segment through the analysis of gross profit margins on products. Volume is not a relevant measure because of the lack of a standardized product. When the variation in the percentage of margin to revenue has changed substantially for the comparable period the Company has historically provided a qualitative explanation. The Company will quantify those explanations when they can be measured.

Operating Expenses:
The volume of business in each segment does not have an immediate correlation to changes in publishing operating expenses. Approximately 85% of publishing operating expenses consist of employment and contractor costs. For example, an editor in an operating segment may work on the development of 20 or more publications in various stages during a year. Sales representatives are assigned to specific customer accounts. The volume of books sold has little correlation to either editing or sales employment costs. That is, the volume of books offered by the sales representative to the account has no direct correlation to costs incurred. As the Company’s business expands, more editors and sales staff may be hired. However, since there is no direct correlation it is not possible to quantify the effect. Consequently the Company has provided qualitative comments when business growth is driving the operating costs but no quantification.

•
discussing changes in your segments’ direct contribution margin percentage, when those changes are material (e.g., the increase realized by your Higher Education segment in fiscal year 2010) and the underlying reasons for such changes are not evident based upon your expanded discussion of segment revenue and segment costs; and

As requested, the Company will include any additional detail beyond the expanded discussion of segment revenue and costs if necessary to understand comparative results.

•
quantifying the financial impact of other trends, business changes, and initiatives, while considering the inclusion of other general segment update information (e.g., your description of the Wiley Online Library and your identification of “key new contracts”) in an executive overview section or as part of your description of core businesses, as appropriate.

As requested, the Company will quantify trends, business changes and initiatives when they are reliably measurable and relevant to the understanding the Company’s results. For example, the recent trend in ebook readers (Ipad, Kindle, Nook, etc.) is addressed by the Company through the quantification of ebook revenue for each reporting segment in recent 10Q filings.

We believe that the Company’s reporting on “other general segment update information” referred to in the question above provides a qualitative understanding to investors of the current issues driving results both in the current period and near future. We therefore propose to segregate this narrative as such within each segment's results separately from the financial analysis in MD&A.

Liquidity and Capital Resources, page 35

4.
We note that your comparative analysis of cash flow activity only addresses fiscal years 2010 and 2009. In this regard, please expand your disclosure to discuss the cash flows provided and/or used in the operating activities, investing activities, and financing activities for each of the three years for which a cash flow statement has been presented. Refer to Instruction 1 to paragraph 303(1) of Regulation S-K for further guidance.

The Company will include a Liquidity and Capital Resource discussion for the prior periods in all future 10K filings.

5.
Given the significance of the fiscal year 2010 foreign currency translation losses that were attributable to the revaluation of U.S. dollar cash balances held in non-U.S. locations, please tell us how much of the cash balance that you reported at April 30, 2010 was held at non-U.S. locations. If material, consider expanding your disclosure regarding “Liquidity and Capital Resources” to discuss whether or not the maintenance of material cash balances in non-U.S. locations impacts the liquidity of and capital resources available to your U.S. operations. Revise your disclosure as appropriate, or advise. Please give appropriate consideration to the fact that you intend to continue to reinvest earnings outside of the U.S. for the foreseeable future, as noted from your disclosure in Note 10 to your fiscal year 2010 financial statements.

As of April 30, 2010, cash and cash equivalents were approximately US$146.5 million held outside the U.S. and US$7.0 million held within the U.S.  Cash and cash equivalents outside the U.S. were principally held in local currencies.  The Company does not believe that the maintenance of these cash balances outside of the U.S. has a material impact on the liquidity or capital resources of the U.S. operation.

The Company included the disclosure requested within the third quarter Form 10-Q filed on March 14, 2011. From time to time the Company may remit cash to the U.S. when the cash can be repatriated tax free or with minimal tax cost. The Company will clarify its tax policy on the remittance of earnings outside the U.S., as further discussed in response to question #2 above, beginning with the Form 10-K for the year ended April 30, 2011.

Contractual Obligations and Commercial Commitments, page 37

6.
We note that you exclude interest obligations from your table of contractual obligations and commercial commitments. However, we also note that you have reported a substantial debt balance in your statements of financial position for each of the last three fiscal years and the most recent interim period ending October 31, 2010. Given that (I) the purpose of the contractual obligations table is to provide transparency regarding your short-term and long-term capital resources needs and/or demands, (II) cash payments related to interest were significant for each of your last three fiscal years, and (III) your interest payment obligations can be expected to remain significant until your reported debt balance is substantially reduced, we believe that you should include scheduled interest payments attributable to your outstanding debt in your contractual obligations table. Please note that with regard to your scheduled interest payments, we acknowledge that borrowings under both your revolving credit facility and term loan are subject to variable interest rates. However, based upon your disclosure in Note 11 to the financial statements, we also note that the variable component of the interest rates charged against a material portion of your outstanding borrowings appears to have been effectively fixed through the use of interest rate swaps. In this regard, consider whether it is appropriate for your disclosure regarding your company’s interest obligations to give effect to the interest rate swaps that you have entered into and provide supplemental disclosure that explains your basis for estimating the future interest payment obligations included in your table. Please also provide any other information that you believe may be material to an understanding of your future interest-related cash outflows. Revise your disclosure as appropriate, or advise.

The Company will revise the Contractual Obligations and Commercial Commitments table in the April 30, 2011 10-K to include interest payment obligations associated with the outstanding debt balances. We will include both the fixed interest obligation that is hedged by our interest rate swap positions as well as the variable rate interest obligations.  The Company will include an additional disclosure indicating assumptions made in determining those amounts.  We anticipate our most significant assumption will be the variable interest rate which will be computed assuming that interest rates stay constant with rates effective on April 30, 2011.  We will also disclose that there is a variable and fixed component of the interest obligations and will make a reference to the financial statement Debt Note and the Interest rate section of Market Risks where the interest rate swap agreements are discussed in detail.

7.
We note your disclosure of “other commitments” in your table of contractual obligations and commercial commitments. However, it is not clear to us whether the amounts disclosed reflect the mutli-year paper supply contracts that you refer to in the “Risk Factors” section of your Form 10-K (i.e. on page 5). In this regard, please advise. If your contractual obligations table does not include existing multi-year paper supply contracts, or any portion thereof, tell us your basis for excluding those contracts, as well as the aggregate amount of your non-cancelable obligations under such contracts.  As a final point, please consider whether your disclosure should be revised to specifically clarify whether or not existing multi-year paper supply contracts are reflected in your table.

The amounts disclosed in the table of contractual obligations under “other commitments” do not include paper supply contracts. The amount of supply contracts which existed as of April 30, 2010 was approximately $400,000. The Company will include these amounts in the contractual obligation table in future filings on Form 10-K.

Critical Accounting Polices and Estimates

Sales Return Reserve, page 40

8.
Please tell us what is meant by your disclosure that “sales return reserve, net of estimated inventory and royalty costs, are reported as a reduction of accounts receivable in the consolidated statements of financial position.” As part of your response, please specifically clarify whether (I) revenue has been reserved in full for items that are expected to be returned or (II) you have only reserved for the recognized profit margin on those items. If the revenue attributable to items expected to be returned is not reserved in full, tell us how your accounting policy complies with the guidance outlined in FASB ASC 605-15-45-1. Consider providing an example of how your accounting policy is applied as part of your response.

The Company’s sales return reserve is recorded “in full” for items that are expected to be returned. The Revenue line of the Income Statement reflects a reduction for the full value of the original sale attributable to expected returns. In addition, the company records an offset to this amount as a credit to Cost of Sales for both inventory value and recoverable royalty expenses in accordance with ASC 605-15-45-1.  On the balance sheet the net amount (sales reduction less recovery of inventory and royalty cost) is recorded within Accounts Receivable.

The following example may clarify the Company’s accounting for sales return reserves:

	Results before	Sales Return	Reported Results After
	Sales Return Reserves	Reserve Affect	Sales Return Reserves

Revenue	$ 1,000	$ (90)	$ 910
Cost of Sales	310	(30)	280
Gross Margin	$ 690	$ (60)	$ 630

Journal Entries to Record Sales Return Reserve:

Revenue	90
Accounts Receivable			(90)
To record the estimated expected return on current period book sales.

Accounts Receivable	30
Royalty expense			(17)
Inventory costs			(13)
To record the estimated value of returned books and recoverable royalty expense from authors

Item 8. Financial Statements

Consolidated Statements of Cash Flows, page 51

9.
We note that you present the cash outflows related to “additions to product development assets” in the “Investing Activities” section of your statement of cash flows. However, based upon your description of product development assets in Note 2 to the financial statements (i.e., on page 54), we believe that it may be more appropriate to classify those cash outflows in the “Operating Activities” section of your cash flow statement. Per your disclosure in Note 2, product development assets consist of (I) composition costs, which you describe as costs incurred to bring an edited commercial manuscript to publication, and (II) advances to authors. As such, it appears that the related cash outflows reflect payments/compensation for products and services that are directly related to your revenue earnings process (i.e., analogous to payments for goods for resale or payments to suppliers of other goods and services. Given the observations noted above, please tell us why you believe that your classification of the cash outlays for “additions to product development assets” is appropriate. As part of your response, tell us what consideration you have given to the definition of operating activities at FASB ASC 230-10-20. We note that this definition states that “cash flows from operating activities are generally the cash effects of transaction and other events that enter into the determination of net income.” In addition, explain to us in detail why you believe that the classification of your cash outflows related to product development assets should differ from the classification prescribed for (i) cash payments for goods for resale and (ii) cash payments to other suppliers of goods and services. In this regard, refer to FASB ASC 230-10-45-17 for guidance. Alternatively, please reclassify the cash outflows related to product development assets to the “Operating Activities” section of your cash flow statements.

Author Royalty Advances

Cash advances to authors and other intellectual property contributors (“royalty advances’) are paid prior to the development of a manuscript or upon presentation of a draft manuscript. Royalty advances are earned over the salable life of the publication in accordance with the individual contract terms. The average commercial sales life of a book is typically three years. In some instances, the final manuscript may never be completed and the project is cancelled. The Company periodically measures the expected recoverability of the intangible asset (Royalty Advance) and provides a reserve for potential shortfalls relative to initial or prior expectations, when appropriate.

The Company makes an advance payment as part of the process of acquiring the right to content for the benefit of the Company. In addition to the book, the Company may benefit from a sale or lease of subsidiary rights to other third party publishers; the development of customized publications with the Company’s other owned intellectual property; the promotion of the title and/or author to drive advertising revenue; revenue from the translation of the book into other languages; copyright income, etc.  Title to the intellectual content of the manuscript is transferred by the author to the Company to provide for future revenue.

Management believes that a royalty advance is synonymous with the acquisition of a publishing right. Both represent the use of cash to obtain a right to intellectual content that will be monetized over multiple years. In an acquisition of a publishing right, the content exists in a useable state. In a royalty advance, content is developed over time in a collaborative arrangement between the Author and the Company. The developed intellectual content within the manuscript becomes the property of the Company.

It is important to note that cash used for book royalty advances are typically paid 12 to 18 months prior to the availability of a completed title. The time from the royalty advance to the end of the commercial life of the book is approximately four to four and half years.

FASB ASC 230-10-20 provides that “Operating activities include all transactions and other events that are not defined as investing or financing activities. Operating activities generally involve producing and delivering goods and providing services. Cash flows from operating activities are generally the cash effects of transaction and other events that enter into the determination of net income.” In giving consideration to this definition of operating activities management believes that the intellectual property developed in collaboration between the author and the Company provides for a long-term asset that is more akin to an investment activity, i.e. an asset held for or used in the production of a goods (“books or content”) by the entity.  As noted above the completed intellectual property is also used to drive other types of future revenue beyond the print book.

It is also important to note that the tangible costs such as paper, printing, binding costs are treated as inventory costs within operating activities. We believe cash used to produce the physical book inventory is the company’s “operating activity”. Cash provided from operating activities (the sale of the book) during a reporting period closely correlates to the use of cash to produce the physical book as the cash costs are incurred shortly before the sale of the books and the inventory turnover is relatively quick.

While management believes royalty advances are closer to “an asset held or used for the production of goods by an entity (other than materials that are part of an entities inventory)”, we realize there is no consistent industry practice for the categorization of author advances within the book publishing industry. We therefore would not object to moving royalty advances to Operating Activities in future filings if the SEC felt that this was a preferable alternative.

Composition costs (Preproduction costs)
Composition costs consist of cash used to bring an edited commercial manuscript to publication and ready for sale. These costs include professional reviews, typesetting, proofreading, design and illustration costs. Composition costs are capitalized and amortized on a double-declining basis over their estimated useful lives, typically 3 years.

Composition costs are incurred by the Company concurrent with the authors’ efforts to develop a final manuscript for production. As with royalty advances, the estimated time from initial investment to the availability of a completed title is approximately 12 to 18 months. Management reiterates that there are instances where the final draft manuscript is never completed and the project is cancelled. Until the Company considers the manuscript to be final and available for production, we consider composition costs to be “investments” in their nature.  In giving consideration to FASB ASC 230-10-45-17, management does not believe that preproduction costs incurred in advance of the creation of a distinctive piece of intellectual property represent the “payment for goods for resale or a payment to other suppliers of goods or services”. As with royalties, we believe composition costs are incurred to acquire a productive asset which will generate future revenue from the sale of the book and other publishing-related income, such as advertsing, sale of rights, translations, etc. Also given the length of time between the initial cash investment and the productive life of the asset we believe composition costs are investing activities in a productive asset. In our review of other book publishing company financial statements, we have noted that the inclusion of composition or preproduction costs in investing activities are a typical industry practice. We therefore believe that our current practice of reporting these cash uses as investing activities is comparable across the industry and therefore the preferable treatment.

10.
We note that you report “accounts and royalties payable” on your balance sheet. As such, it appears that some royalty payments may be made after the royalties already have been earned (i.e., as opposed to being advanced). Please tell us where you classify payments for “earned” royalties in your statement of cash flows.  In addition, if payments for earned royalties are classified in the “Operating Activities” section of your cash flow statement, tell us why you believe that it is appropriate to classify cash flows attributable to royalty advances in the “investing activities” section of your cash flow statement. In this regard, it does not appear that the timing of the royalty payments reflects a change in the underlying nature of the product or service being received. Therefore, we do not believe that the timing of the royalty payments should impact where related cash outflows are reported in your statement of cash flows.

Payments for royalties which are earned but were not advanced are classified as uses of cash in Changes in Operating Assets and Liabilities under Accounts and Royalties Payable. As discussed above in response to question #9, the Company believes that the purpose of the advance is to fund an investment in the creation of a distinctive piece of intellectual property and therefore closer to the purchase of a productive intangible asset. The advance also includes an element of risk in that at the moment the advance is made no salable product exists. Royalty payments classified under Accounts and Royalties Payable are paid after the product has been created and the Company has received compensation through the sale of product. Similarly, once the author begins to earn the advance through the sale of product, we report royalty expenses in operating cash flow as a non-cash transaction.

To assist in the identification of the various pieces of royalties within the Company’s cash flow statement we provide below the identification of each cash flow item affected by royalties to authors.

Cash flow from Operating Activities:
Net Income – royalty expense on earned revenue
Noncash Items:
•	Earned royalty advances and other
Changes in Operating Assets and Liabilities
•	Accounts and Royalties payable (changes in amounts due to authors)

Cash flow used for Investing Activities:
Additions to Product Development Assets (cash advances to authors)

As noted above in our response to question #9, while management believes royalty advances are closer to “an asset held or used for the production of goods by an entity (other than materials that are part of an entities inventory)”, we realize there is no consistent industry practice for the cash flow classification of author advances within the book publishing industry. We therefore would not object to moving royalty advances to Operating Activities in future filings if the SEC felt that this was a preferable alternative.

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Goodwill and Intangible Assets, page 55

11.
We note your disclosure that “acquired publication rights, trademarks, customer relationships and brands with finite lives are amortized on a straight-line basis over periods ranging from 5 to 40 years.” However, given (I) the significance of specific classes of amortizable intangible assets relative to the total asset balance reported in your balance sheet, we believe that you should disclose the weighted-average amortization period for each major intangible asset class. Please revise your disclosure in Note 2 to your financial statements, as well as in the “Critical Accounting Policies and Estimates” section of MD&A (i.e., on page 40 of your form 10-K), as appropriate. Refer to FASB ASC 350-30-50-1(a) for further guidance.

The Company will enhance the intangible assets disclosures within Note 2 (“Summary of Significant Accounting Policies”) of the consolidated financial statements, as well as the “Critical Accounting Policies and Estimates” section of MD&A, for all future Form 10-K filings to include the weighted-average amortization period for each significant class of amortizable intangible assets.

The new disclosure within our Form 10-K will be as follows:

Intangible assets with finite lives are amortized on a straight line basis over the following weighted average estimated useful lives:  acquired publication rights – 34 years; customer relationships – 20 years; brands and trademarks – 10 years; non-compete agreements – 5 years.

Note 14 – Retirement Plans, page 67

12.
We note that your footnote provides combined pension information related to your U.S. and non-U.S. defined benefit plans. However, we also note that (I) the net pension expense attributable to your non-U.S. defined benefit plans was significant relative to the total pension expense that you incurred for each of the last three fiscal years and (II) the plan assets attributable to your non-U.S. defined benefit plans represented approximately 65% of total pension plan assets at April 30, 2010. Based upon our observations regarding the pension expense and plan assets attributable to your non –U.S. plans, it appears that benefit plan obligations related your non-U.S. pension plans could also be significant (i.e., relative to total pension plan obligations). In this regard, we note that it may be appropriate for your separate pension disclosures to be provided for your U.S. and non-U.S. defined benefit plans. Please revise your disclosure, as appropriate, or tell us why you believe that your current disclosure is adequate. Refer to FASB ASC 715-20-50-4 for further guidance.

The Company agrees to add the separate disclosure for non-U.S. pension plans in future 10K filings as requested.

If you have any further questions please do not hesitate to contact me.

Sincerely,

/s/ Ellis E. Cousens
Executive Vice President and
Chief Financial Officer